RADICA GAMES LIMITED
                       ANNOUNCES ACQUISITION OF GIRL TECH

FOR IMMEDIATE RELEASE                    CONTACT:  PATRICK S. FEELY
APRIL 23, 1998                                     PRESIDENT & COO
                                                   (LOS ANGELES, CALIFORNIA)
                                                   (626) 744 1150

                                                   DAVID C.W. HOWELL
                                                   EXECUTIVE V.P. & CFO
                                                   (HONG KONG)
                                                   (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that it has signed a definitive agreement to acquire the business and assets of KidActive, LLC, dba Girl Tech, of San Rafael, California. Girl Tech has created a line of personal electronic products for girls that were introduced at the New York Toy Fair in February. The acquisition will allow Radica to expand into the girls electronics market, a rapidly growing segment of the toy industry.

As a result of the acquisition, the Girl Tech line of personal electronic products for girls, which was originally planned to be shipped to retailers in 1998, will be deferred for introduction until 1999 in order to resource the products through Radica's factory in China.

Girl Tech was founded with the mission to create products and services that bring girls closer to the world of technology. Since its inception in 1995, Girl Tech has developed a new line of electronic toys, a book series to be published by IDG Books Worldwide, an award-winning interactive Web site (www.girltech.com), and other technology-based services that girls enjoy.

The purchase price for the acquisition will be $6 million, composed of $3.6 million in Radica stock and $2.4 million of cash. As part of the overall agreement Radica will enter into an employment agreement with Girl Tech founder and majority owner, Janese Swanson. Ms. Swanson has over 15 years experience in children's products and education. At Broderbund, she co-produced the very successful Where in the World is Carmen Sandiego, among other products. She was a founder of Kid One For Fun, Inc., the design firm that created the successful Yak Bak(TM) product line sold by Yes! Entertainment. She holds a doctorate in Education from the University of San Francisco.


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"We are excited to tap into the creativity and knowledge of the girl market that
Kid Active has demonstrated. Girl Tech's multimedia approach to product development along with their expertise in girls' play preferences complement Radica's product lines. The girls' technology market has only recently been recognized, leaving incredible potential for growth," said Bob Davids, Radica's Chief Executive Officer. Mr. Davids also wanted to remind everyone that today is "Take Your Daughter to Work" day.

Janese Swanson, founder and President of Kid Active said, "Radica is a true learning organization with strong entrepreneurial spirit. Their top quality innovative technologies and manufacturing give Girl Tech the necessary resources to fulfill our goal of providing fun technology to girls around the world. The shared vision and mutual support between Radica and Girl Tech will ensure our future success."

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions, and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence of Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1997, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


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